CURATED LAND LLC

(a Washington limited liability company)

Form C

Disclosures in Reg CF Offering

January 14, 2025

TABLE OF CONTENTS

PURPOSE OF THIS FORM

§227.201 (a) BASIC INFORMATION ABOUT THE COMPANY
§227.201 (b) DIRECTORS AND OFFICERS OF THE COMPANY
§227.201 (c) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER
§227.201 (d) THE COMPANY'S BUSINESS AND BUSINESS PLAN
§227.201 (e) NUMBER OF EMPLOYEES
§227.201 (f) RISKS OF INVESTING
§227.201 (g) TARGET OFFERING AMOUNT AND OFFERING DEADLINE
§227.201 (h) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT
§227.201 (i) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING
§227.201 (j) THE INVESTMENT PROCESS
§227.201 (k) MATERIAL CHANGES
§227.201 (l) PRICE OF THE SECURITIES
§227.201 (m) TERMS OF THE SECURITIES
§227.201 (n) THE FUNDING PORTAL
§227.201 (o) COMPENSATION OF THE FUNDING PORTAL
§227.201 (p) INDEBTEDNESS OF THE COMPANY
§227.201 (q) OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS
§227.201 (r) TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"
§227.201 (s) THE COMPANY'S FINANCIAL CONDITION
§227.201 (t) THE COMPANY'S FINANCIAL STATEMENTS
§227.201 (u) DISQUALIFICATION EVENTS
§227.201 (v) UPDATES ON THE PROGRESS OF THE OFFERING
§227.201 (w) ANNUAL REPORTS FOR THE COMPANY
§227.201 (x) OUR COMPLIANCE WITH REPORTING OBLIGATIONS
§227.201 (y) OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT
§227.201 (Z) TESTING THE WATERS MATERIALS

EXHIBIT A: PROJECT BUDGET
EXHIBIT B: RISKS OF INVESTING
EXHIBIT C: INVESTMENT AGREEMENT
EXHIBIT D: LLC AGREEMENT
EXHIBIT E: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES
EXHIBIT F: FINANCIAL STATEMENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Curated Land LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Washington
Date Company Was Formed (from the Company's Certificate of Incorporation)	03/05/2021
Kind of Entity (Use One)	Limited liability company
Street Address	2609 Monroe Street Bellingham, Washington 98225
Website Address	https://app.carta.com/corporations/3540845/launch-dashboard/

	Most Recent Fiscal Year Jan 1-July 31, 24	**Previous Fiscal Year 2023**
Total Assets	$900,000.00	$775,657.90
Cash & Equivalents	$100.00	$100.00
Account Receivable	0	0
Short-Term Debt	0	0

Long-Term Debt	$111,126.95	$115,472.17
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	$557.98	$532.79
Net Income	$121,129.35	$203,356.71

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ______________

NO _____X_______

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a Managing Member or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Youri Benoiston	
All positions with the Company and How Long for Each Position	**Position:** Managing Member	**How Long:** Since March 2021
Business Experience During Last Three Years (Brief Description)	Focused on developing Oculis in Glacier, WA, handling everything from design and construction management to overseeing every aspect of construction development	
Principal Occupation During Last Three Years	Real estate developer	

Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** NA	**Business:** NA

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more Managing Members, the Managing Member(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."
-

Name	Youri Benoiston

§227.201(d) – The Company's Business and Business Plan

Investors Perks

✅ **Early-bird discount.** 20% discount on the price of shares for the first 7 days that this offering is open.

✅ **$1,000 and you're a "Dome Construction Enthusiast".** Access to an exclusive virtual tour of the OCULIS Lodge construction site with detailed insights into dome construction AND a Q&A session with the project architects and builders to learn about dome-building techniques.

✅ **$2,500 and you're a "Founding Member".** A group tour of the property and a private Q & A session with the founder and builders.

✅ **$5,000 and you're a "VIP Explorer".** Two free nights in a dome (based on availability) with an early bird special along with VIP early booking privileges.

✅ **$20,000 and you're an "Aspiring Builder".** Admission to a dome construction workshop, featuring hands-on training with experts, tailored for backers interested in building their own domes in the future with our technical support (travel costs not included).

About the Vision

Curated Land LLC ("Oculis Lodge" or the "Company") is seeking investment to advance its mission of creating unique lodging experiences through the development of 50 dome-shaped accommodations across Washington State.[1] The project begins at the company's current location in Glacier, WA, where plans are underway to add six new domes to the existing property, enhancing its capacity and appeal. [2] [3]

The funds raised will be utilized to drive development at the Glacier site, laying the foundation for scalable growth in future locations in WA and bringing the company closer to its ultimate goal of building 50 units.

We will be evaluating opportunities to expand this innovative dome lodging concept in the future by forming new entities in additional states. As part of its growth strategy, the company has a vision of developing approximately 50 domes under a consistent operational framework.

One dome has already been completed, made possible by a successful fundraising campaign on Indiegogo. In 2023, the company raised $1.12 million from over 1,700 backers.[4] As reported by the Seattle Times, this achievement made "Oculis the most successful lodging campaign in the history of crowdfunding website Indiegogo." The dome, completed in 2023, is currently being rented exclusively to our Indiegogo backers.

We are prioritizing sustainable development practices, incorporating energy-efficient features and eco-friendly materials in order to minimize environmental impact. Once this first location has been completed, the Company plans to grow its footprint in Washington, building approximately 50 units over the next five years to establish a network of retreats that offer travelers a consistently high-quality experience.

Investors in the Company are offered an 8% preferred return, along with a 60% profit share on any project returns. The Managing Member anticipates a refinancing or sale event after approximately six years, providing a potential exit strategy and potentially allowing investors to realize their returns as Oculis Lodge expands across Washington.

Oculis Lodge envisions itself as a pioneer in redefining the lodging experience through a seamless blend of luxury, sustainability, and architectural innovation. Nestled in the stunning natural landscapes of

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[1] https://www.airdna.co/blog/unique-vacation-rentals

[2] https://www.oculislodge.com/

[3] https://maps.app.goo.gl/itqYxqD9YfhucMwLA

[4] https://www.seattletimes.com/life/travel/oculis-lodge-will-soon-open-first-igloo-but-the-path-ahead-is-unclear/

Washington, our dome accommodations offer guests an immersive experience that combines the best of glamping, short-term rentals, and boutique hospitality. By offering architecturally distinctive stays, we cater to the growing demand for unique, memorable travel experiences that allow guests to connect deeply with their surroundings.

Our journey begins with the flagship Oculis Lodge in Glacier, Washington, where we are creating an eco-friendly retreat that sets high standards in sustainable hospitality.[5] Each dome unit is designed with energy-efficient features and eco-conscious materials, ensuring that our presence enhances rather than disrupts the natural environment. This project is only the first step in a larger vision: to establish Oculis Lodge as a premier brand for unique, luxurious stays across Washington State.

Plan for Expansion

Over the next six years, the Company aims to expand to several prime locations throughout Washington, with a goal of establishing a network of 50 dome units across multiple sites. By leveraging the rising demand for unique stay experiences, Oculis Lodge plans to strategically target high-demand areas, building retreats that offer consistent quality while highlighting the distinct character of each location.[6] We expect expansion to be funded in part through reinvested cash flows and strategic partnerships, allowing us to scale efficiently without compromising our commitment to our guest experience.

Looking Beyond Washington

Once established in Washington, the Company hopes to expand our lodging concept to other states, carefully selecting locations that align with our vision of providing immersive, nature-based luxury experiences. By establishing Oculis Lodge retreats in iconic natural settings across the country, we aim to create a network of destination stays that resonate with travelers seeking more than just accommodation—a transformative, memorable experience.

We want Oculis Lodge to be more than just a place to stay—it should be a destination in itself. Our vision is to create sanctuaries where guests enjoy luxurious comfort, breathtaking design, and meaningful connections with nature, all within an eco-conscious framework. Through our strategic growth, we hope that Oculis Lodge will become synonymous with transformative travel experiences that inspire and uplift, not only in Washington but nationwide.

About the current development

The Company's first location is a scenic 2.2-acre property near Glacier, Washington, at the base of the beautiful Mount Baker area.[7] Positioned in a rural setting with easy access to nature and adventure, Oculis Lodge offers guests a memorable escape in a luxury dome accommodation that combines unusual

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[5] https://www.tripadvisor.com/Tourism-g58489-Glacier_Washington-Vacations.html

[6] https://www.airdna.co/blog/unique-vacation-rentals

[7]https://www.google.com/search?q=mount+baker&oq=Mount+Baker&gs_lcrp=EgZjaHJvbWUqDQgAEAAY4wIYsQMYgAQyDQgAEAAY4wIYsQMYgAQyCggBEC4YsQMYgAQyDQgCEC4YrwEYxwEYgAQyDQgDEC4YrwEYxwEYgAQyCggEE

design with eco-friendly practices. The project already has one dome unit built and operational, welcoming guests to experience the natural beauty of the Pacific Northwest in comfort and style.

This first site is optimized for expansion, with plans in place to add six additional dome units, thereby creating a full retreat that can accommodate a growing demand for unique, experiential stays. Permitting for the additional six dome units is underway. Water availability has been approved, and the septic tank permit has been preapproved to service 6 additional units. The 2.2-acre site allows for thoughtfully spaced units that maximize privacy and enhance the immersive experience, ensuring each guest feels connected to the surrounding landscape.

The dome structures at Oculis Lodge are designed with sustainability and aesthetic appeal in mind, featuring a large 15 feet wide skylight for stargazing and plenty of natural light. Each dome is equipped with a sauna, Jacuzzi outdoor seating area with a large deck.

Oculis domes are purpose-built specifically for short-term rentals, designed with functionality and efficiency in mind. Unlike traditional short-term rentals that are often retrofitted from existing properties, Oculis domes are engineered to make hosting and guest experiences seamless. Features include easy-to-clean surfaces and layouts optimized for convenience. This thoughtful design not only enhances guest satisfaction but also streamlines operations for the company, setting Oculis apart in the short-term rental market.

Based on market analysis of similar lodging options across Washington and other nature-driven destinations, nightly rental rates have been set to provide a premium yet accessible experience, with rates fluctuating seasonally to reflect demand. The Oculis Lodge team will manage operations directly to maintain a consistent, high-quality experience for guests, while also adapting to seasonal and market trends.

Oculis Lodge is focused on creating a premier retreat destination in Glacier, Washington, with a roadmap for future growth. This expansion strategy will allow Oculis Lodge to establish itself as a leading brand in the luxury, outdoor-stay market, providing crafted experiences that cater to the growing luxury Glamping market.

Construction and timeline.

The Oculis Dome is built using the monolithic dome technique, starting with an inflated airform that provides the shape for the structure. This is followed by the construction of a rebar framework which is then coated in shotcrete, creating a seamless, durable shell. Layers of foam insulation are applied to the exterior for thermal efficiency, A 15-foot skylight at the apex of the dome is reinforced with steel and installed after curing of the structure is complete, providing plenty of natural light plus opportunities for stargazing. This method ensures a robust, energy-efficient structure capable of withstanding harsh conditions while offering a special, open living space.

Our anticipated timeline for construction for the additional five domes is as follows:

2024: Preparatory Approvals

- Pre-application finalized. Key project pre-requisites submitted to local authorities, setting the stage for permitting.
- Water availability approved. Verification of adequate water resources to support the expanded dome accommodations.
- Septic design submitted and pre-approved. Submission of septic system designs tailored to meet health and environmental standards.

2025: Permits and Construction

- Final building permit application submitted. Comprehensive building plans and designs submitted to finalize the permitting process.
- Building permits approved. Official authorization to begin construction received from local authorities.
- Additional funding secured. Construction loans and additional financing confirmed to fund the project build-out.
- Construction begins

2026: Completion and Launch

- Construction complete. The domes are fully built.
- Bookings commence. Oculis Lodge's newly expanded accommodations are officially available to guests.

About the Finances

The cost of the additional six domes, including the cost of land and soft costs, is estimated at $300,000. Total costs are expected to be approximately $1.725 million. The existing asset value of land and the first dome is estimated to be at a value of around $700,000. We are expecting to secure a 75% loan to value (LTV) loan against the existing dome, providing us with debt of $525,000, with an anticipated term of 10 years for repayment and interest rate of 8% per annum.

The sources and uses below describe potential two scenarios -- if we raise our target goal of $150,000 versus if we raise our maximum goal of $1,200,000:

Sources	**Build two domes**	**Build five domes**
Debt financing (70% LTV of existing asset)	$525,000	$525,000
Small Change Investors	$150,000	$1,200,000
Total anticipated sources	**$675,000**	**$1,725,000**
Uses		

Dome construction @ $300K per dome	$600,000	$1,500,000
Working capital reserve	$20,000	$40,000
Interest reserve	$42,000	$42,000
GP Developer Fee (0.5%)	$3,310	$8,625
Loan Origination Fee	$9,690	$20,000
Miscellaneous costs		$35,000
Contingency		$79,375
Total anticipated use	**$675,000**	**$1,725,000**

Note: Construction cost estimates are based on current projections and prior experience. Actual costs may vary due to changes in material prices, labor rates, or unforeseen site conditions. Fluctuations in the construction industry and other factors may impact final expenses.

The Company believes it will be able to build five of the six additional domes planned for the site with the maximum funds raised. After completing these domes we anticipate the Company will have:

- **Increased asset value**. Each additional dome increases the property value, which can be leveraged for future loans or refinanced for expansion.
- **Cash flow**. Revenue from the dome rentals that may be used fund additional projects or pay down debt.

If the project's performance is strong, additional domes may be funded by refinancing the improved asset value, using revenue to secure an additional loan for further expansion. Each dome built adds value to the property, increasing collateral for future borrowing.

The Company may decide to tokenize its assets in the future via secured tokens, enabling fractional ownership, global participation, and enhanced liquidity. This approach fosters transparency, reduces costs, and should support scalable growth in tech-driven real estate.

The Company will pursue numerous exit strategies which may include:

- **Merger or Acquisition.** Merge or be acquired by other lodging or glamping brands, or luxury hospitality operators. that align with the Company’s operational model and market segment or are seeking to expand their portfolio with unique lodging experiences, or
- **Sale to a Real Estate Investment Trust (REIT)**, specializing in hospitality, short-term rentals, or eco-tourism assets.
- **Debt refinancing or equity recapitalization.** Replace existing debt or equity in order to provide a return of capital to investors while allowing continued operations.
- **Franchise development or brand licensing.** Expansion through a licensing concept, potentially

allowing for scaled growth and a future exit.

- **Private Equity sale** to a private equity firm interested in experiential hospitality or unique real estate assets.

About the Market

The unique vacation short-term rental market is rapidly expanding, driven by demand for personalized, immersive accommodations.[8] Oculis Lodge, with its distinctive dome structures and eco-friendly design near Glacier, Washington, is strategically positioned within this growing sector.

Unique stays have attracted significant interest from travelers, and competitors in this space have successfully raised capital from venture capital (VC) firms to scale operations.[9] Oculis Lodge plans to leverage this momentum, aiming to differentiate itself with a luxurious, sustainable experience that appeals to today's environmentally conscious and adventure-seeking guests.[10]

Unique Vacation Rentals Market

According to AIRDNA, unique vacation rentals, including domes and treehouses, have surged in popularity, growing by 123% from 2020 to 2024, substantially outpacing traditional vacation rentals.[11] According to Airbnb, from 2019 to 2021, nights booked at unique properties increased globally by nearly 50 percent. In 2021 alone, these distinctive listings earned hosts nearly $1 billion.[12]

The total number of vacation rentals has grown, but the share of unique stays has increased more. Unique stays have gone from 2.22% to 3.31% of all listings on Airbnb.

This trend aligns with consumer preferences for immersive and experience-driven accommodations over traditional lodging.

Demand for unique stays is often bolstered by their proximity to natural attractions, like national parks and forests, which are increasingly booked months in advance. Properties near these areas offer a convenient, memorable alternative, appealing particularly to eco-conscious and adventure-focused travelers. With comparatively lower start-up and maintenance costs, unique rentals present viable investment opportunities, especially as consumers prioritize unique experiences over standard lodging.

About the Developer

Youri Benoiston is an experienced developer known for creating unusual and impactful lodging experiences.[13] He has extensive experience in the hospitality industry, having played a key role in

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[8] https://www.airdna.co/blog/unique-vacation-rentals

[9] https://www.globenewswire.com/news-release/2024/08/13/2929464/0/en/Glamping-Market-Size-Worth-7-74-Billion-by-2033-Surge-in-Popularity-of-Upscale-Camping-Activities.html

[10] https://skift.com/2019/02/01/autocamp-raises-115-million-for-glamping-travel-startup-funding-this-week/

[11] https://www.airdna.co/blog/unique-vacation-rentals

[12] https://news.airbnb.com/hosts-of-unique-stays-earned-nearly-1-billion-in-2021/

[13] https://www.linkedin.com/in/yourbenoiston/

founding successful venues like Waikiki Wally's, a bar restaurant in New York City. Early in his career, he worked as a crew member on prestigious yachts like the Forbes yacht. His skills were honed through practical, real-world experience rather than formal schooling, giving him a deep, hands-on understanding of his craft.

Youri previously founded and developed Igloo Beach Lodge in Costa Rica, a 24 rooms hotel with a restaurant.[14] Situated along Costa Rica's picturesque beaches of Manuel Antonio, Igloo Beach Lodge gained attention for its eco-friendly dome structures, designed to blend with the surrounding environment while offering a high-quality guest experience.

Building on the success of Igloo Beach Lodge, Youri has continued to push the boundaries in hospitality by designing and constructing out-of-the-ordinary accommodations that blend architecture with nature. His projects have consistently focused on sustainability, aesthetic appeal, and delivering unforgettable guest experiences. This dedication to innovation is at the heart of OCULIS Lodge, where Youri is now channeling his expertise in developing eco-conscious, high-demand accommodations near Washington's Mount Baker. His vision for OCULIS Lodge reflects his passion for creating spaces that connect people with nature, offering a distinctive fusion of comfort, adventure, and environmental mindfulness.

Project Summary

Copyrighted Architecture

- Proprietary architectural plans that differentiate the lodge from competitors.
- Dome structure attracts attention on booking platforms, driving higher demand.

Eco-Friendly Construction

- Sustainable, energy-efficient materials that appeal to environmentally conscious travelers.
- Low environmental impact without compromising luxury or comfort.
- Aligns with the growing trend of eco-tourism, enhancing marketability.

Strategically Located in Prime Areas

- Positioned in high-demand tourist destinations with strong year-round appeal.
- Proximity to key attractions and activities ensures consistent occupancy.
- The prime location supports premium pricing and high revenue potential.

Purpose-Built for Short-Term Rentals

- Specifically designed to maximize returns in the short-term rental market.
- An alternative to generic Airbnb properties with tailored features and amenities.
- High occupancy and premium pricing strategies are anticipated and should yield greater profitability.

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[14] https://www.lifeandstylemag.com/posts/costa-ricas-igloo-beach-lodge-is-a-unique-vacation-spot/

Clustered Rental Strategy

- Operating multiple dome lodges as a cluster is expected to increase operational efficiency and profitability.
- Scalable and potentially more profitable than individual AirBNB properties.
- Clustering allows for centralized management, cost savings, and optimized guest experiences.

Traction to date

- 25,000 thousand booking requests received with demand far exceeding capacity.
- Hundreds of expressions of interest from potential purchasers of domes.
- Viral social media growth with 29,000 followers on Instagram.
- Global press and local press coverage including features in French, Chinese, Serbian, Dutch, Greek, Swedish, Portuguese magazines and US based magazines such as Time Out, Gear Junky, Travel+Leisure and many more. [15] [16] [17] [18] [19] [20] [21] [22] [23] [24]

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[15] https://www.demotivateur.fr/voyage/etats-unis-ce-lodge-d-exception-vous-offre-une-experience-de-camping-avec-tout-le-confort-d-un-hotel-de-luxe-32353
[16] https://today.line.me/tw/v2/article/eLNYEOG
[17] https://www.luxlife.rs/putovanja/hoteli/oculis-lodge-ekoloska-loza-pruza-iskustvo-kampa-sa-pogodnostima-luksuznog-hotela
[18] https://fhm.nl/entertainment/oculis-lodge
[19] https://www.theissue.gr/life/oculis-lodge-to-oikologiko-kataluma-pou-kanei-thn-kataskenosh-na-moiazei-poluteles-resort/
[20] https://www.dagensps.se/weekend/resor/oculis-lodge-glamping-under-stjarnorna/
[21] https://www.nit.pt/tag/oculis-lodge
[22] https://www.timeout.com/usa/news/stargaze-from-bed-in-these-new-rental-domes-in-washington-121622
[23] https://gearjunkie.com/news/glamping-domes-break-indiegogo-million-month
[24] https://www.yahoo.com/lifestyle/stargazing-domes-washingtons-cascade-mountains-010409054.html

About the Change

SMALL CHANGE INDEX™

PEOPLE		PROJECT		PLACE	
Minority-owned		Business incubator		In an urban metro area	
Woman-owned		Renovation/Infill/Brownfield		Close to a business district	
Diverse workforce	✓	Activates the street	✓	Serves an under-served population	
Diverse construction team	✓	Reduced parking	✓	Walking + biking paradise	✓
Community benefits agreement		Minimal site impact	✓	Access to public transit	
Community equity participation	✓	Energy Star compliant	✓	Close to park or public space	✓
Community ownership model	✓	Alternative energy sources		Fresh food easily accessible	✓

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for the construction of five domes to be used as short-term lodging, in Glacier, Washington State.

We are trying to raise a maximum of $1,200,000, but we will move forward with the Project and use investor funds if we are able to raise at least $150,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on April 30, 2025 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $500. Investments above $500 may be made in $500 increments (e.g., $1,000 or $1,500, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm EST on April 28, 2025 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

Content Standards: No funding portal communication may predict or project performance, imply that past performance will recur or make any exaggerated or unwarranted claim, opinion or forecast. A hypothetical illustration of mathematical principles is permitted, provided that it does not predict or project the performance of an investment.

We have created a mathematical calculation based on our current assumptions about the Project's completion and operations. Our calculations are based on raising an initial $1.2 million in equity through this offering, as well as additional raises to bring total equity in the Project to $5,000,000 at a later date.

Currently, we estimate that net cash flow for the Project will grow from approximately $40,456 in year 1 to $2,720,119 in year 6 when we anticipate a capital event for the Project. Cash flow and profits at exit are expected to net a total of $23,360,284 for Series CF Preferred Unit Shareholders

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the LLC Agreement, for additional detail on how distributions will be made.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Managing Member.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters

that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $150,000. If we have not raised at least the target amount by 11:59 PM EST on April 30, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,200,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X____ Yes _________ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,200,000
If Yes, how will the Company deal with the oversubscriptions?	_________ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.

	___X____ We will accept subscriptions on a first-come, first-served basis. ________ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $150,000:

Use of Money	How Much (approximately)
Cost of land + development	$112,500
Working capital reserve	$5,000
Interest reserve	$12,000
GP Development fee (0.5%)	$3,310
Reg CF marketing fees	$9,690
Small Change success fee	$7,500
TOTAL	**$150,000**

If we raise the maximum goal of $1,200,000:

Use of Money	How Much (approximately)
Cost of Land + Development	$900,000
Working capital reserve	$40,000
Interest reserve	$96,000
GP Development fee (0.5%)	$6,000
Reg CF marketing fees	$98,000
Small Change success fee	$60,000
TOTAL	**$1,200,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $500. Investments above the minimum may be made in increments of $500.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 28, 2025 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Series CF Preferred Units." (the "Units" or "Shares".) The price of each Unit will be $5 for investments made during the first seven (7) days that the Offering is live on the Small Change platform. After the first seven (7) days of the Offering the price of each Unit is $6.25 for each Unit.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Series CF Preferred Units" (the "Units" or "Shares"). When you purchase a Unit you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated September 23, 2024 and amended and restated on December 18, 2024, and any other amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Distributions of cash or property, whether from operating income, refinancing or a capital event such as a sale of Company assets, shall be made in the following order and priority:

(a) **Preferred Return to Series CF Preferred Members**. First, distributions shall be made to holders of Series CF Preferred Units, pro rata, until they have received a cumulative, non-compounded preferred return of 8% per annum on their unreturned capital contributions.

(b) **Return of Capital Contributions.** Second, distributions shall be made to the holders of Series CF Preferred Units, pro rata, until their initial capital contributions have been fully returned.

(c) **Profit Sharing.** Third, any remaining funds shall be distributed as follows:

- 60% to the holders of Series CF Preferred Units, pro rata based on their ownership percentages.
- 40% to the holders of Common Units, pro rata based on their ownership percentages.

For any year that the Company realizes a taxable profit or gain, the Company may, at the discretion of the Managing Member, distribute money to you and the other investors, to pay Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Series CF Preferred Units, the Managing Member may from time to time require additional capital contributions from the Members, including you. If you do not contribute capital, other Members may contribute the unclaimed portion and your interests will be relatively "diluted" due to a

failure to contribute. You will have a right of first refusal to participate in any additional capital contributions. You will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Member will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Series CF Preferred Units will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Series CF Preferred Units without the Managing Member's consent.
- If you want to sell your Series CF Preferred Units the Managing Member will have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Series CF Preferred Units, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Series CF Preferred Units except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Series CF Preferred Units until the Company is dissolved.

Modification of Terms of Series CF Preferred Units

Any modification or amendment to terms of the Series CF Preferred Units that materially adversely affects the holders of the Series CF Preferred Units shall require the unanimous written consent of the Managing Member and the investors so adversely affected.

Other Classes of Securities

As of now, the Company has only two classes of securities: Series CF Preferred Units and Common Units. The Investors in this Offering (which may include the Managing Member and its affiliates) will own all the Series CF Preferred Units, while all the Common Units will be owned by the Managing Member.

Whereas the owners of the Series CF Preferred Units have no right to vote or otherwise participate in the management of the Company, the Managing Member, who will initially own all the Common Units, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Managing Member has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Series CF Preferred Units. For example, the Managing Member could create a class of securities that has the right to vote and/or the right to receive distributions before the Series CF Preferred Units. Except, if such creation of an additional

class of units would have a material adverse effect on the holders of the Series CF Preferred Units, then the unanimous consent of such Members shall be required.

Tax Consequences

The Company is a limited liability company taxed as a partnership and will not pay tax but rather will allocate its profits and losses to its members, including the holders of the Series CF Preferred Units. The distributions you receive from the Company in a given tax year could vary from the amount of profits and losses allocated to you, perhaps dramatically, potentially resulting in significant income tax obligations. You should consult with a qualified tax professional regarding the tax consequences of investing in the Company. Included as Exhibit E is a general summary of the tax consequences of investing in partnerships, like the Company, although certain of the information may or may not specifically be applicable to the Company.

The Person Who Controls the Company

Youri Benoiston owns all of the Common Units in the Company and is the Managing Member of the Company. Therefore, Mr./Ms. Benoiston effectively controls the Company.

How the Managing Member's Exercise of Rights Could Affect You

Since the Managing Member currently owns all of the Common Units, the Managing Member effectively has full control over the Company and the actions of the Managing Member could affect you in a number of different ways, including these:

- The Managing Member decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Managing Member sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Managing Member sells the project "too late," you could miss out on a favorable market.
- The Managing Member decides when to make distributions, and how much. You might want the Managing Member to distribute more money, but the Managing Member might decide to keep the money in reserve or invest it into the project.
- The Managing Member could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Managing Member could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Managing Member decides on renting the project, including the terms of any lease.
- The Managing Member decides how much of its own time to invest in the project.
- The Managing Member could decide to raise more money from other Investors and could decide to give those Investors a better deal.

In the event the Managing Member sells or conveys a majority of the Common Units, then all or some of these actions would require the consent of the persons holding a majority of the Common Units.

How the Securities are Being Valued

The price of the Series CF Preferred Units was determined by the Managing Member based on the Managing Member's opinion about the value of the project (and future anticipated projects of the Company).

The Managing Member doesn't expect there to be any reason to place a value on the Series CF Preferred Units in the future. If we had to place a value on the Series CF Preferred Units, it would be based on the amount of money the owners of the Series CF Preferred Units would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Managing Member's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Managing Member and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Managing Member and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $3,000; plus

A success fee equal to 5% of the gross proceeds of the Offering.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Owner-financed	$111,126.95	4%	4/3024	Balance as of 7/31/24

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
N/A	N/A	N/A	N/A	N/A

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and

your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.

- Include only transactions between the Company and:
    - Anyone listed in your answer to question 227.201(b); or
    - Anyone listed in your answer to question 227.201(c); or
    - If the Company was organized within the last three years, any promotor you've used; or
    - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
    - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Asset Management fee	To be distributed once property is in operation	Youri Benoiston	The Managing Member	2% of equity raised
Developer Fee	To be distributed during construction phases	Youri Benoiston	The Managing Member	4% of total development cost

§227.201(s) – The Company's Financial Condition

Liquidity

Curated Land, LLC (the "Company") was organized under the Washington Limited liability company Act on May 5, 2021.

The Company holds land located at 10257 Old Mt. Baker Hwy, Glacier, WA. The Company has developed one dome on the land and intends to improve and develop this land further, with additional domes, in the foreseeable future. We intend to use the proceeds of this Offering, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we are unable to raise funds through this Offering or secure financing on the expected terms, we will need to explore alternative sources of capital to ensure the Company's continuity.

Capital Resources

As of now, we have purchased the land located at 10257 Old Mt. Baker Hwy, Glacier, WA. We expect to continue developing this site, as discussed in the business plan, as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other source of capital is the funds received from an Indiegogo campaign we conducted in January 2022 where we raised gross funds $1.12M, netting around $800,000 after marketing and other fees.

Historical Results of Operations

One dome has been built at the site, with funds raised in our Indiegogo campaign. This dome is currently designated to provide perks, in the form of overnight stays, as promised to backers of that campaign. We will honor these commitments until they are fully redeemed, which may temporarily lower the occupancy rate and, consequently, the revenue generated.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit F.

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck, Inc. ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://app.carta.com/corporations/3540845/launch-dashboard/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never successfully raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in *Exhibit C: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Company has no additional information to provide.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: PROFORMA

DEVELOPMENT MODEL

OCULIS LODGE IN WASHINGTON

	2025	2026	2027	2028	2029	2030
Potential income						
Gross Income	$64,833	$581,054	$1,557,976	$2,450,734	$3,422,593	$4,359,165
ADR	$355	$361	$366	$371	$377	$383
Occupancy	50%	55%	60%	62%	63%	64%
RevPAR	$178	$198	$220	$230	$238	$245
Miscellanous Income	$5,187	$46,484	$124,638	$196,059	$273,807	$348,733
Adjusted Gross Income	$70,020	$627,538	$1,682,614	$2,646,793	$3,696,401	$4,707,898
Less Operating Expenses	$29,564	$264,961	$710,437	$1,117,535	$1,560,703	$1,987,779
Net Operating Income	$40,456	$362,578	$972,177	$1,529,258	$2,135,698	$2,720,119
Return on Cost (NOI %)	58%	58%	58%	58%	58%	58%
Raw Market Value 8% Cap Rate	$505,698	$4,532,220	$12,152,209	$19,115,724	$26,696,229	$34,001,484
Rentable Units	**1**	**8**	**19**	**29**	**39**	**50**
Income Annual Increase		896.2%	268.1%	157.3%	139.7%	127.4%
Potential Income Per Units	$70,020	$78,442	$88,559	$91,269	$94,780	$96,080
Expenses Annual Increase		796.2%	168.1%	57.3%	39.7%	27.4%
Expense Per Unit	$29,564	$33,110	$36,573	$38,453	$39,549	$39,756
Debt Service	$0	$214,591	$490,572	$766,552	$1,042,533	$1,042,533
Debt Service Coverage Ratio	N/A	1.69	1.98	1.99	2.05	2.61
Projected Return	$0	$164,898	$457,965	$579,997	$0	$0
60% Cash Flow for Series CF Preferred Units	$0	$0	$0	$94,420	$639,817	$977,736
40% Cash Flow for Common shares	$0	$0	$0	$62,947	$426,545	$651,824
Planned exit at Year 6						
Net Operating Income						$2,720,119
Estimated Market Value at 8% Cap Rate						$34,001,484
Less Balance on Loan						-$11,108,915
Estimated Closing Costs						-$510,022.26
Potential Cash Available for Distribution						
Exit Value for Series CF Preferred Units						$22,382,547
Exit Value for Common Shareholders						$6,975,584
Potencial return for a $1000 Investment	**-$1,000**	**$33**	**$93**	**$136**	**$129**	**$4,725**

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described in the Risks of Investing document. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SERIES CF PREFERRED UNITS IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF SERIES CF PREFERRED UNITS IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Series CF Preferred Units is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions, and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly over the last 12 months. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages it could affect the ability of tenants to pay rent.

Project-Specific Risks:

- A portion of the existing dome and future domes’ capacity is committed to honoring perks and stays promised to backers from the Company’s prior Indiegogo campaign.
- These backers have booking priorities, which may temporarily reduce the occupancy rates and limit revenue generation from that unit. This could impact short-term cash flow and delay projected returns until these obligations are fulfilled.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic
- Changes in interest rates
- Competition from new and existing properties
- Changes in national or local economic conditions
- Environmental contamination or liabilities
- Changes in the local neighborhood
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects
- Regulatory changes
- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Managing Member has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Managing Member has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Managing Member cannot verify all the

information it receives independently. It is also possible that the Managing Member will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Managing Member will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital, it might sell Series CF Preferred Units at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons.

Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly-traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Series CF Preferred Units only if you are willing to entrust all aspects of the Company's business to the Managing Member.

Reliance on Management Team: The Managing Member is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe rents will increase” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Series CF Preferred Units; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Series CF Preferred Units:

- There will be no public market for your Series CF Preferred Units, meaning you could have a hard time finding a buyer.
- By law, you may not sell your Series CF Preferred Units for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).
- Under the LLC Agreement, the Series CF Preferred Units may not be transferred without the Managing Member’s consent, which the Managing Member may withhold in its sole discretion.
- The Managing Member has the right to impose conditions on the sale of Series CF Preferred Units, and these conditions might not be acceptable to you.
- If you want to sell your Series CF Preferred Units, the Managing Member has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Series CF Preferred Units until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Series CF Preferred Units will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Series CF Preferred Units are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Series CF Preferred Units are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information, we believe is necessary for you to make an informed decision, and we are ready

to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.
- It is possible that our Managing Member will be involved with real estate projects that are competitive with the Project, directly or indirectly.
- The fees to be paid by the Company to the Managing Member and its affiliates were established by the Managing Member and were not negotiated at arm's length.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Series CF Preferred Units:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in accordance with the rules of the American Arbitration Association, likely in or near Bellingham, Washington, which might not be convenient for you.
- You would not be entitled to a jury trial.
- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.
- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- Disputes under the LLC Agreement will be governed by Washington law and handled in Washington courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Series CF Preferred Units.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

Limitations of Intellectual Property Protections: The business plan and Disclosure Document emphasize the architectural plans of the Company being "proprietary" and differentiating the Company from Competitors. However, there is no guaranty a competitor will not reverse engineer or even copy the plans. Any attempts by the Company to prevent the same could result in extensive legal fees and, even if successful, could suffer damages in the interim that may not be compensated.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

CURATED LAND, LLC

This is an Investment Agreement, entered into on __________________ by and between Curated Land LLC (the "Company") and ___________________________ ("Purchaser").

Background

I. The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II. The Company and its members are parties to an agreement captioned "Curated Land LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as ___________ [Number of Units] "Series CF Preferred Units" for _____________ [Purchase Price] (the "Units").

2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6. **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4. **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of

Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10. **Governing Law**. Your relationship with us shall be governed by the internal laws of Washington State, without considering principles of conflicts of law.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Washington State, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are

parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at youri@oculisdome.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: ___________________

Investor Signature

ACCEPTED: CURATED LAND, LLC

By: __________________________

Youri Benoiston, Managing Member

EXHIBIT D: LLC AGREEMENT

AMENDED & RESTATED

OPERATING AGREEMENT

Curated Land, LLC

This Operating Agreement ("**Agreement**") of Curated Land, LLC, a liability Company ("**Company**") is entered into as of ________ by and among the Company, the member executing this Agreement as of the date hereof and each other person who after the date hereof becomes a member of the Company and becomes a party to this Agreement by executing an Investment Agreement (collectively, the "**Members**").

RECITALS

WHEREAS the Company was formed under the laws of the State of Washington by the filing of Certificate of Formation with the Secretary of State for the state of Washington pursuant to the Washington Limited Liability Company Act (the "**Act**").

WHEREAS Youri Benoiston (the "**Managing Member**") entered into an initial Limited Liability Company Agreement of the Company on

WHEREAS the Managing Member desires to amend and restate the Original Agreement in its entirety as set forth herein for the purposes of, and on the terms and conditions set forth in, this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1 FORMATION

1.1 Name. The name of the Company is Curated Land, LLC.

1.2 Certificate of Formation. Certificate of Formation for the Company were filed with the Secretary of State for the state of Washington on March 05, 2021

1.3 Duration. The Company will exist until dissolved as provided in this agreement.

1.4 Principal Office. The Company's principal office will initially be at 2609 Monroe street, Bellingham, Washington 98225, but it may be relocated by the Members at any time.

1.5 Designated Office and Agent for Service of Process. The Company's initial designated office will be 2609 Monroe street, Bellingham, Washington 98225, and the name of its initial agent for service of process at th designated office and its agent for service of process may only be changed by filing notice of the change with the Secretary of State of the state in which the articles of organization of the Company were filed.

1.6 Purposes and Powers. The Company is formed for the purpose of engaging in all legal, for-profit endeavors it deems suitable. The Company has the power to do all things necessary, incident, or in furtherance of that business. The Company will not engage in any business activities that violate federal or state law, including, but not limited to, activities prohibited by the Controlled Substances Act

1.7 Title to Assets. Title to all assets of the Company will be held in the name of the Company. No Member has any right to the assets of the Company or any ownership interest in those

Company. No Member has any right to partition any assets of the Company or any right to receive any specific assets upon liquidation of the Company or upon any other distribution from the Company.

ARTICLE II MEMBERS, CONTRIBUTIONS AND INTERESTS

2.1 Classes of Units.

(a) All interests of the Members in distributions and other amounts specified in this Agreement, as well as the rights of the Members to vote on, consent to, or approve any matter related to the Company, shall be denominated in units of membership

relative rights, privileges, preferences and obligations of the Members with respect to Units shall be determined under this Agreement and the Act to the extent provided herein and therein. The Company shall have two classes of membership units: Common Units and
distributions and rights to vote shall be represented by the number of units held by such Member, as set forth in Schedule A.

(b) The number and the class of Units held by each Member shall be set forth opposite

The classes of Units as of the Effective Date are as follows: Common Units (the

specified in this Agreement, as it may be amended from time to time. The Company shall maintain the Members Schedule and the amount and series of Series CF Preferred Units held by the Members. The rights, preferences, and obligations of the holders of Common Units and Series CF Preferred Units shall be governed by the provisions of this Agreement. Series CF Preferred Units shall have no voting rights unless expressly provided for herein.

2.2 Authorized Units. The Company is authorized to issue up to 1,000,000 Common Units and 800,000 Series CF Preferred Units. The Managing Member shall have the authority to issue Units as needed, provided that such issuance is consistent with the terms of this Agreement.

(a) Each Member purchasing Series CF Preferred Units shall make payment of the investment amount (as set forth in the Investment Agreement) to the Company in accordance with this Agreement and the terms and conditions of each such

Member's respective Investment Agreement.

(b) In connection with the making of such investment, each such Member shall have executed and delivered such instruments and shall have taken such actions as the Managing Member shall deem necessary or desirable to effect such admission, including, without limitation, the execution of a Investment Agreement, and following the conclusion of any applicable Offering, if deemed necessary by the Managing Member on the advice of competent counsel, a Joinder Agreement and/or a counterpart of this Agreement.

2.3 "**Investment Agreement**" means that certain Investment
Managing Manager may from time to time determine, as completed and executed by such person and delivered by such person to the Company, pursuant to which such person (a) acquires Series CF Preferred Units by agreeing to contribute capital in such amount(s), at such time(s) and otherwise in such manner as may be set forth therein, and (b) agrees to be bound by this Agreement as a Member.

(a) Notwithstanding anything in this Agreement to the contrary, the Series CF Preferred Units do not carry a right to vote, gov
acts, and any reference in this Agreement to the vote of the Members excludes the Series CF Preferred Unit holders. Each Series CF Preferred Unit holder agrees to be bound by this Agreement by virtue of executing an Investment Agreement, which shall serve as evidence of their acceptance and acknowledgment of the terms herein.

(b) The Managing Member is authorized to cause the Company to offer, sell and issue Series CF Preferred Units on an ongoing basis, and to admit persons as Members, in one or more closings at such time(s) as the Managing Manager may determine, except that the Managing Manager may not cause the Company to offer, sell, or issue Series CF Preferred Units in the Company in a manner inconsistent with this Agreement or to any person who has failed to execute a Investment Agreement or other document under which such person has agreed to be bound by the provisions of this Agreement as a Member of the Company.

2.4 **Securities Law Compliance.**

The issuance and sale of Series CF Preferred Units shall comply with all applicable federal and state securities laws, including Regul
Act of 1933, as amended. The following provisions shall govern such compliance:

(a) Conduct of Offerings:

- The offering of Series CF Preferred Units shall be conducted exclusively through an SEC-registered qualified intermediary, in accordance with the requirements of Regulation CF.
- All necessary disclosures and filings, including Form C and any other required documents, shall be submitted to the Securities and Exchange Commission (SEC) in a timely manner.

(b) Annual Offering Limit:

- The Company shall monitor the amount of capital raised through the sale of Series CF Preferred Units to ensure compliance with the $5 million annual limit under Regulation CF.

- The Managing Member shall maintain accurate records of all investments to confirm adherence to this limit.

(c) State Securities Laws (Blue Sky Compliance):

- The Company shall comply with all applicable state blue sky laws, including filing any required notices, obtaining necessary exemptions, or fulfilling other state-specific requirements in jurisdictions where investors reside.

(d) Investor Disclosures:

- Investors shall receive all required disclosures as part of the Form C , confidential disclosure document, and Investment Agreement, including:
  - A detailed description of the rights, restrictions, and non-voting nature of the Series CF Preferred Units.
  - An explanation of the risks associated with the investment, including illiquidity, potential dilution, and the speculativ business.

- The Investment Agreement shall include a specific acknowledgment by investors of their receipt and understanding of these disclosures.

(e) Anti-Fraud Compliance:

- The Company shall adhere to the anti-fraud provisions of Rule 10b-5 under the Securities Exchange Act of 1934, as applicable. This includes the prohibition of any false or misleading statements or omissions in connection with the offer, sale, or marketing of Series CF Preferred Units.

(f) Professional Oversight:

- The Managing Member may cause the Company to engage legal counsel, compliance professionals, or other advi offerings remain compliant with evolving federal and state securities laws.

2.4 Risk Disclosure and Investor Acknowledgment.

Following the date hereof, the Managing Member shall prepare, on behalf of the Company, a “Form C Disclosure Document” or other ap the risks of acquiring any securities of the Company, including without limitation the Series CF preferred Units, in one or more offerings of such securities.

2.5 Non-Voting Status of Series CF Preferred Units.

(a) Notwithstanding anything in this Agreement to the contrary, Series CF Preferred Units do not carry a right to vote, govern, or actively participate acts. Any reference in this Agreement to the vote of the Members shall exclude the Series CF Preferred Unit holders. The Investment Agreement shall explicitly state the non-voting nature of the Series CF Preferred Units.

(b) The Managing Member is authorized to cause the Company to offer, sell, and issue Series CF Preferred Units on an ongoing basis, and to admit persons as Members, in one or more closings at such time(s) as the Managing Member may determine, provided that the total amount of capital raised from the sale of Series CF Preferred Units in any 12-month period does not exceed the limits established under Regulation CF or applicable state law. The Managing Member may not cause the Company to offer, sell, or issue Series CF Preferred Units in a manner inconsistent with this Agreement or to any person who has failed to execute an Investment Agreement or other document under which such person has agreed to be bound by the provisions of this Agreement as a Member of the Company.

2.6 Ongoing Reporting and Monitoring.

The Managing Member shall be responsible for monitoring the total amount of capital raised through the issuance of Series CF Preferred Units and ensuring compliance with the following:

Annual Offering Limit: The Managing Member shall ensure that the Company does not raise more than $5 million from the issuance of Series CF Preferred Units within any 12-month period under Regulation CF.

Ongoing Reporting: The Company shall file any necessary ongoing reports required by Regulation CF or other applicable laws, including annual reports with the SEC, as required by Section 227.202 of Regulation CF.

State Securities Compliance: The Managing Member shall ensure that the offering and issuance of Series CF Preferred Units comply with all applicable state blue sky laws, including filing notices or qualifying for exemptions in the states where investors reside.

2.7 Membership Certificates. The Company shall not issue certificates evidencing Units to Members of the Company, unless otherwise determined by the Managing Member in its sole and absolute discretion.

2.8 Initial Members. The names and addresses of the Members of the Company, the amounts of their initial capital contributions, and their initial Units are identified in Schedule A.

A Member's "**Ownership Interest**" is the number of Units own by 2,000,000. All voting, allocation of profits and losses and other rights in the Company based on the ownership of a Member shall be calculated and pro-rated using their Ownership Interest. Any reference to the vote of the Members excludes the Series CF Preferred Unit holders.

Valuations of non-cash contributions, including intellectual property and real estate, shall be based on independent third-party appraisals conducted by a qualified professional. These appraisals will be retained in the C as the basis for any adjustments to capital accounts.

2.9 Initial Capital Contributions. The initial capital contributions are paid in full as of the Effective Date, as described in **Schedule A**. The Initial Capital Contributions of any Series CF preferred Unit Holder shall be set forth on his, her, or its Investment Agreement.

2.10 Additional Members. One or more additional members may be admitted to the Company only with (i) the written consent of the Managing Member or (ii) any transfer resulting in resulting in the admittance of such Member must comply with the requirements of Regulation CF as more specifically prohibited in Section 9.1 hereof, subject to the following additional conditions:

(a) **Execution of Agreements:** Each additional member must execute and deliver a Investment Agreement, Joinder Agreement, counterpart to this Agreement, or other documents as determined by the Managing Member, binding them to the terms of this Agreement, as amended.

(b) **Amendment of Agreement:** Upon the admission of an additional member, the Managing Member shall ensure this Agreement is amended or supplemented within 30 days to reflect the updated ownership structure, contributions, and any other relevant changes.

(c) **Capital Contributions:** The Managing Member shall determine the terms and conditions, including the amount and timing of any capital contributions, required for the admission of additional members.

(d) **Compliance with Applicable Laws:** The admission of additional members shall comply with all applicable state and federal laws, including securities laws, if applicable.

(e) **Limitations on Admission:** The Managing Member may reject any proposed additional member if such admission would result in a breach of this Agreement, violate applicable laws, or otherwise conflict with the best interests of the Company.

2.11 Additional Contributions.

Additional capital contributions may be authorized by the Managing Member from existing Members by the delivery from the Managing Member to such Members of a capital call notice, specifying the amount and timing of such required additional capital contribution. This Agreement and Schedule A shall be amended to reflect any additional contributions by any Member and the issuance of any Units in connection therewith. The Managing Member shall ensure that the Operating Agreement is amended or supplemented as needed to reflect any additional capital contributions made by any Member.

(a) **If Additional Capital is Required**: If the Company requires additional capital for any purpose, as determined by the Managing Member, the Company may accept additional capital contributions on terms and conditions, including rights to Distributions, as authorized by the Managing Member and approved by a majority of the Common Unit Members. In the event the need for such capital contributions is determined, the Managing Member shall deliver to such Members a capital call notice, specifying the amount required and timing of such required additional capital contribution together with any other applicable terms, including whether the such capital call pertains to an existing class or classes of Units, or whether a new Class of Units will be created and issued in connection with such additional Capital Contribution. Each Member will have fifteen (15) days from the date of such capital call notice to notify the Company in writing of their intention to contribute their

share. If any Member declines or fails to respond within the allotted time, the remaining Members may contribute the unclaimed portion, in proportion to each contributing Member's Ownership Interes
not contribute the full amount required, the Company may issue an additional class of Units and sell such Units, subject to any Applicable Securities Laws, to third parties on terms no more favorable than those specified in the notice to Members.

(b) **Right of First Refusal**: If the Company decides to accept additional capital contributions, it hereby grants to existing Members, including without limitation Members owning Series CF Preferred Members, the right of first refusal to make such contribution in proportion to such Member's pro-rata share, which shall be equal to each Member's Ownership Intere
such additional contributions are to be accepted.

(c) **Dilution and Effects on Ownership Interests**: Members who fail to contribute their pro-rata share of additional capital contributions shall have their Ownership Interests diluted accordingly. Dilution will be proportional to (i) the amount of capital contributed by other Members relative to the total contributions; and (ii) the Units purchased by third-parties pursuant to Section 2.11(a) hereof. In such case the Managing Member shall cause an Amendment to this Agreement or a Schedule to this Agreement, to be executed or appended, as applicable, reflecting the same, and such Managing Member shall cause all allocations of profit and Loss and distributions of cash flow and capital proceeds to be made consistent therewith.

(d) **Impact on Capital Accounts**: All additional contributions, whether in cash or non-cash form, shall be credited to the contributing Member's capital account as outlined in Section 2.15 and Treasury Regulations §1.704-1(b)(2)(iv). Adjustments to the capital accounts will ensure compliance with applicable tax regulations.

(e) **Approval Process**: All decisions related to additional contributions must be approved by a majority of the Common Unit Members, ensuring compliance with applicable securities laws and the Comp

2.12 No Interest on Capital Contributions. No interest will be paid on capital contributions.

2.13 Valuation of Non-Cash Contributions. For any non-cash contributions (such as intellectual property, real estate, or real estate improvements), the Company shall obtain an independent third-party valuation to ensure transparency and avoid potential disputes over valuation.

If a dispute arises over the value of non-cash contributions, the Managing Member shall appoint a qualified independent appraiser to determine the value of such contributions, and the appraiser's decision shall be final and binding.

2.14 Capital Accounts. An individual capital account will be maintained for each Member. A Member's capital account will be credited with all capital contributions made by the Member and with all income and gain (including any income exempt from federal income tax) allocated to the Member. A Member's capital accou
of all distributions made to the Member and with all losses and deductions (including

deductions attributable to tax- 0 a 0 0 0 accounts must be maintained in accordance with the federal income tax accounting principles prescribed in Treasury Regulations §1.704-1(b)(2)(iv).

2.15 **Tokenization of Units.** The Managing Member may, but shall not be required to, cause some or all the Units to be represe 0 0 0 0 features and attributes as the Managing Member may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Managing Member may reasonably re 0 0 0 0 Units.

ARTICLE III ALLOCATION OF PROFITS AND LOSSES

3.1 **Determination.** The net profit or net loss of the Company for each fiscal year will be determined according to Generally Accepted Accounting Principles (GAAP). In computing net profit or net loss for purposes of allocation among the Members, no special provision will be made for tax-exempt or partially tax-exempt income of the Company, 0 0 0 0 0 0 e 0 stated under IRC §703(a)(1) will be included in the net profit or net loss of the Company.

3.2 **Allocation of Net Profits and Net Losses.** The net profit or net loss of the Company for a fiscal year will be allocated among the Members in proportion to their Ownership Interests.

3.3 **Allocations Solely for Tax Purposes.** In accordance with IRC §704(c) and the corresponding regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company will be allocated among the Members, solely for income tax purposes, so as to take into account any variation between the adjusted basis of such property for federal income tax purposes in the hands of the Company and the agreed value of such property as set forth in this agreement, or in any document entered into at the time an additional contribution is made to the Company. Any elections or other decisions relating to the allocations to be made under this section will be made by majority action of the Members. The allocations to be made under this section are solely for purposes of federal, state, and local income taxes and will not affect, or in any way be taken into account in computing, any Member's capital account, allocable share of the net profits and net losses of the Company, or right to distributions.

3.4 **Prorated.** If a Member has not been a Member during a full fiscal year of the Company, or if a Member's Ownership Interest in the Company changes during a fiscal year, the net profit or net loss for the year will be allocated to the Member based only on the period of time during which the Member was a Member or held a particular Ownership Interest. In determining a Member's share of the net profit or net loss for a fiscal year, the Members may allocate the net profit or net loss ratably on a daily basis using the Company's usual method of accounting. Alternatively, the Members may separate the Company's fiscal year into two or more segments and allocate the net profits or net losses for each segment among the persons who were Members, or who held particular Ownership Interests, during each segment based upon their Ownership Interests during that segment.

ARTICLE IV DISTRIBUTIONS

4.1 **Distributions Waterfall.** Distributions of cash or property, whether from operating income, refinancing or a capital event such as a sale of Company assets, shall be made in the following order and priority:

4.1.1 **Preferred Return to Series CF Preferred Members.** First, distributions shall be made to holders of Series CF Preferred Units, pro rata, until they have received a cumulative, non-compounded preferred return of 8% per annum on their unreturned capital contributions.

4.1.2 **Return of Capital Contributions.** Second, distributions shall be made to the holders of Series CF Preferred Units, pro rata, until their initial capital contributions have been fully returned.

4.1.3 **Profit Sharing.** Third, any remaining funds shall be distributed as follows:

60% to the holders of Series CF Preferred Units, pro rata based on their ownership percentages.

40% to the holders of Common Units, pro rata based on their ownership percentages.

4.2 **Timing of Distributions.** Distributions shall be made quarterly or at such other intervals as determined by the Managing Member, provided that sufficient funds are available after accounting for operating expenses, reserves, and any outstanding debt obligations.

4.3 **Tax Distributions.** For any fiscal year in which taxable income is generated, the Managing Member may, at its discretion, distribute sufficient funds to all Members to cover their respective federal and state tax liabilities. Tax distributions shall be allocated based on each Member's share of the Company income and shall reduce future distributions under this waterfall.

4.4 **Conditions and Restrictions.**

(a) **Operating Reserves:** The Managing Member may withhold distributions to maintain reasonable reserves for anticipated expenses or contingencies.

(b) **Legal Compliance:** All distributions shall comply with applicable law and the restrictions set forth under the Washington Limited Liability Company Act.

4.5 **Distributions Upon Liquidation.** Upon the liquidation or winding up of the Company, all distributions shall follow the above priority, subject to the settlement of all Company debts and obligations.

4.6 **Intentionally omitted.**

4.7 **Additional Distributions.** Subject to the restrictions governing distributions under the Act, additional distributions of cash or property may be made from time to time by the Company to the Members, at such times and in such amounts as the Managing Member determine.

4.8 **Allocation of Distributions.** All distributions to pay taxes and additional distributions must be made to Members in proportion to their Ownership Interests

ARTICLE V ADMINISTRATION OF COMPANY BUSINESS

5.1 **Management.** The Company shall be managed by the Managing Member, who shall have full authority to manage and control the business and affairs of the Company, subject to the limitations set forth in this Agreement or required by law.

5.2 **Actions by Members.** Except as otherwise provided in this agreement, all decisions requiring consent of a majority of all Members will be decided by the affirmative vote or consent of Members holding a majority of the Ownership Interests voted on such matter. Members may act with or without a meeting, and any Member may participate in any meeting by written proxy or by any means of communication reasonable under the circumstances. Except as required by a non-waivable provision of the Act, the Members holding Series CF Preferred Units are not entitled to vote on, consent to, or approve any matters as a result of their ownership of Series CF Preferred Units or otherwise.

5.3 **Approval of Other Members Required.** No Member has authority to do any of the following without the prior written consent of a majority of the Members owning the Common Units:

(a) To sell, lease, exchange, mortgage, pledge, or otherwise transfer or dispose of all or substantially all of the property or assets of the Company;

(b) To merge the Company with any other entity;

(c) To amend the Certificate of Formation of the Company or this agreement;

(d) To authorize a transaction involving an actual or potential conflict of interest between the Managing Member and the Company;

(e) To remove or appoint a new Managing Member, or

(f) To change the nature of the business of the Company

5.4 **Devotion of Time; Outside Activities.** The Managing Member must devote so much time and attention to the business of the Company as the Members agree is appropriate. Members may engage in business and investment activities outside the Company, and neither the Company nor the other Members have any rights to the property, profits, or benefits of such activities. But no Member may use any property or assets of the Company other than for the operations of the Company uses. For this purpose, the property and assets of the Company include, without limitation, information developed for the Company, opportunities offered to the Company, and other information or opportunities entrusted to a Member as a result of being a Member of the Company

5.5 **Compensation and Reimbursement.** Members who render services to the Company are

entitled to such compensation as may be agreed upon by the Members from time to time. Any compensation paid to a Member for services rendered will be treated as an expense of the Company and a guaranteed payment within the meaning of IRC §707(c), and the amount of the compensation will not be charged against the share of profits of the Company that would otherwise be allocated to the Member. Members are also entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company, including expenses incurred in the formation, dissolution, and liquidation of the Company.

5.6 Self Interest. A Member does not violate any duty or obligation to the Company merely as a result of engaging in conduct that furthers the interest of the Member. A Member may lend money or transact other business with the Company, and, in this case, the rights and obligations of the Member will be the same as those of a person who is not a Member, so long as the loan or other transaction has been approved or ratified by majority consent of the Members. Unless otherwise provided by applicable law, a Member with a financial interest in the outcome of a particular action is nevertheless entitled to vote on such action.

5.7 Standard of Care and Fiduciary Duty. The Managing Member shall discharge its duties in good faith, with the care that an ordinarily prudent person would use under similar circumstances, and in the best interest of the Company. The Managing Member owes fiduciary duties of loyalty and care to the Company and the Members in accordance with RCW 25.15.038.

ARTICLE VI ACCOUNTING AND RECORDS

6.1 Books of Account. The Company shall keep such books and records relating to the operation of the Company as are appropriate and adequate for the Company's business and for the carrying out of this agreement. At a minimum, the following must be maintained at the principal office of the Company: (a) financial statements for the three most recent fiscal years; (b) federal, state, and local income tax returns for the three most recent fiscal years; (c) a register showing the current names and addresses of the Members; (d) a copy of the Company's articles of organization and any amendments thereto; (e) this agreement and any amendments thereto; (f) minutes of any meetings of Members; and (g) consents to action by Members. Each Member will have access to all such books and records at all times.

6.2 Fiscal Year. The fiscal year of the Company will be the calendar year.

6.3 Accounting Reports. Within 180 days after the close of each fiscal year, Company must deliver to each Member an unaudited report of the activities of the Company for the preceding fiscal year, including a copy of a balance sheet of the Company as of the end of the year and a profit and loss statement for the year.

6.4 Tax Returns. The Company must prepare and file on a timely basis all required federal, state, and local income tax and other tax returns. Within 90 days after the end of each fiscal year, the Company must deliver to each Member a Schedule K-1, showing the amounts of any distributions, contributions, income, gain, loss, deductions, or credits allocated to the Member during the fiscal year.

6.5 Tax Matters Partner. Anytime the Company has more than 10 Members, any Member is

an entity other than an estate or a C corporation, or any Member is a nonresident alien individual, the Members must designate one of the Members as the tax matters partner of the Company in accordance with IRC §6231(a)(7) and keep such designation in effect at all times. The Managing Member is initially designated as the Tax Matters Parter, or Partnership Representative, as the case may be.

ARTICLE VII DISSOCIATION AND DISSOLUTION

7.1 **Withdrawal.** A Member may withdraw from the Company only after giving notice of withdrawal to the other Members at least 15 days prior to the effective date of the withdrawal.

7.2 **Events of Dissolution.** Except as otherwise provided in this agreement, the Company will dissolve upon the earliest of: (a) the death, incompetence, withdrawal, expulsion, bankruptcy, or dissolution of all Members; (b) approval of a dissolution of the Company by majority consent of the Members; or (c) at such time as the Company has no members.

7.3 **Dispute Resolution During Liquidation.** In the event of disputes among Members during dissolution, a mediator agreed upon by the Members shall be appointed. If mediation fails, binding arbitration shall be conducted in accordance with the rules of the American Arbitration Association.

ARTICLE VIII WINDING UP AND LIQUIDATION

8.1 **Liquidation Upon Dissolution.** Upon the dissolution of the Company, the Members must wind up the affairs of the Company. If the affairs of the Company are wound up, a full account must be taken of the assets and liabilities of the Company, and the assets of the Company must be promptly liquidated. Following liquidation of the assets of the Company, the proceeds must be applied and distributed in the following order of priority:

(a) To creditors of the Company in satisfaction of liabilities and obligations of the Company, including, to the extent permitted by law, liabilities and obligations owed to Members as creditors (except liabilities for unpaid distributions);

(b) To any reserves set up for contingent or unliquidated liabilities or obligations of the Company deemed reasonably necessary by the Members, which reserves may be paid over to an escrow agent by the Members to be held by such escrow agent for disbursement in satisfaction of the liabilities and obligations of the Company, with any excess being distributed to the Members as provided below; and

(c) To Members in proportion to the positive balances of their capital accounts, after taking into account all adjustments made to capital accounts for the fiscal year during which the distributions to Members are made.

8.2 **Distribution of Property in Kind.** With approval of the Members, property of the Company may be distributed in kind in the process of winding up and liquidation. Any

4 4 4 4 4 4 4

purposes, in accordance with Treasury Regulations §1.704-1(b)(2)(iv)(e)(1), as though the property distributed had been sold at fair market value on the date of distribution. If

• • •

property is distributed in kind, the difference between the fair market value of the property and its adjusted tax basis wil

section of this agreement relating to capital accounts.

8.3 **Negative Capital Accounts.** If any Member has a negative balance in the Member's capital account upon liquidation of the Company, the Member will have no obligation to make any contribution to the capital of the Company to make up the deficit, and the deficit will not be considered a debt owed to the Company or any other person for any purpose.

ARTICLE IX TRANSFER OF MEMBERS' INTERESTS

9.1 **General Restrictions.** No Member may transfer all or any part of such Member's interest as a member of the Company except as permitted in this agreement. All transfers of membership interests must comply with RCW 25.15.251. Any purported transfer of an interest or a part of an interest in violation of the terms of this agreement will be null and

pledge, or other disposition, voluntarily or by operation of law. Notwithstanding the foregoing or anything in this Agreement to the contrary, each Member holding Series CF Preferred Units acknowledges and agrees that, in accordance with Section 4(a)(6) of the Securities Act, the membership interests cannot be transferred during the one-year period beginning on the date of purchase, unless transferred: (a) to the Company, (b) to an accredited investor, (c) as part of an SEC-registered offering, or (d) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; provided, however, that any Member who transfers Units shall remain bound by the provisions of this Article IX.

9.2 **Permitted Transfers.** A Member may transfer all or a part of the Member's interest in the Company with the prior written consent of a majority of the Members. After the 12-month holding period required under Regulation CF, Series CF Preferred Unit holders may transfer their interests to an accredited investor, as part of an SEC-registered offering, or to a family member or equivalent, consistent with Regulation CF rules.

9.3 **Tender of Interest.** If a Member wishes to transfer all or part of the Member's interest in the Company and the other Members do not consent, the interest or the part to be transferred must be tendered to the Company by giving written notice of such tender to the Company. Such notice must contain the name and address of the proposed transferee, the price to be paid by the proposed transferee for the interest, if any, and the terms of the proposed transfer. If a Member's interest is transferred by operation of law, the successor in interest to the transferring Member may give the required notice of tender to the Company at any time following the transfer, and such successor in interest will be deemed to have given the notice of tender at the time any other Member gives notice to the successor in interest and to all other Members of the failure to give the notice of tender. Within 30 days after a notice of tender is given, the other Members may accept the tender

on behalf of the Company and have the Company purchase the interest tendered for the lesser of the price set forth in the notice of tender (if the proposed transfer is to be by sale) or the price applicable to the purchase of a Member's interest pursuant to the section of this agreement relating to the effect of member
behalf of the Company by giving notice of acceptance to the transferring Member or the transferring Member's successor in interes
Members, be on the terms set forth in the notice of tender, if any, or the terms set forth in the section of this agreement relating to payment for member's interest. For purposes of those provisions, the date of the acceptance of tender will be deemed to be the date on which the other Members elected to purchase the interest of a dissociating Member.

9.4 **Effect of Tender.** The Member tendering the interest will cease to be a Member with respect to the tendered interest upon an acceptance of the tender by the Company. Thereafter, the Member tendering the interest will have no rights as a Member in the Company, except the right to have the tendered interest purchased in accordance with the terms of this agreement.

9.5 **Substitution.** If the interest of a Member is transferred, the transferee of the interest may be admitted as a Member of the Company if the transferee executes and delivers to the Company a written agreement to be bound by all of the terms and provisions of this agreement. But the transferee is entitled to be admitted as a Member only if all of the other Members consent to the admission of the transferee as a Member, and this consent may be withheld reasonably or unreasonably. If a Member who is the only member of the Company transfers the Member's entire interest, th
Company effective upon the transfer without the requirement of an agreement to be bound by this agreement or consent. If the transferee is not admitted as a Member, the transferee will have the right only to receive, to the extent assigned, the distributions from the Company to which the transferor would be entitled.

Such transferee will not have the right to exercise the rights of a Member, including, without limitation, the right to vote or inspect or obtain records of the Company.

ARTICLE X INDEMNIFICATION AND LIABILITY LIMITATION

10.1 **Indemnification.** Except as otherwise provided in this section, the Company must indemnify each of the Members to the fullest extent permissible under the law of the state in which the articles of organization of the Company have been filed, as the same exists or may hereafter be amended, against all liability, loss, and costs (including, without limitation, attorneys' fees) incurred or s
the fact that the Member is or was a member of the Company, or is or was serving at the request of the Company as a manager, member, director, officer, partner, trustee, employee, or agent of another foreign or domestic limited liability company, corporation, partnership, joint venture, trust, benefit plan, or other enterprise. The Company may, by action of the Members, provide indemnification to employees and agents of the Company who are not Members. The indemnification provided in this section is not exclusive of any other rights to which any person may be entitled under any statute, agreement, resolution of Members, contract, or otherwise. But despite any other provision of this agreement, the Company has

no obligation to indemnify a Member for:

(a) Any breach of the Member's duty of loyalty to the Company;

(b) Acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

(c) Any unlawful distribution under the Act; or

(d) Any transaction in which the Member derives improper personal benefit.

10.2 Limitation of Liability. No Member of the Company is liable to the Company or to the other Members for monetary damages resulti
except to the extent that the Act, as it now exists or may be amended in the future, prohibits the elimination or limitation of liability of members of limited liability companies. No repeal or amendment of this section or of the Act will adversely affect any right or protection of a Member for actions or omissions prior to the repeal or amendment.

ARTICLE XI MISCELLANEOUS PROVISIONS

11.1 Amendment. This Agreement replaces and voids any Operating Agreement of the Company already in existence. This Agreement may be amended or repealed by written agreement of Members holding at least 66% of the Common Units, except for amendments affecting Managing Member authority, which shall require the affirmative written consent of Members holding at least 75% of the Common Units. For non-material amendments, a simple majority (51%) of the Common Units shall suffice. Provided however, that notwithstanding the foregoing, any proposed Amendment having a material adverse effect on the holders of the Series CF Preferred Units shall require the unanimous written consent of those so adversely affected.

11.2 Binding Effect. The provisions of this agreement will be binding upon and will inure to the benefit of the heirs, personal representatives, successors, and assigns of the Members. But this section may not be construed as a modification of any restriction on transfer set forth in this agreement.

11.3 Notice. Except as otherwise provided in other sections of this agreement, any notice or other communication required or permitted to be given under this agreement must be in writing and must be mailed by certified mail, return receipt requested, with postage prepaid. Notices addressed to a Member mus
in the section of this agreement relating to initial members, or if there is no such address listed for a Member, the address of the Member shown on the records of the Company. Notices addressed to the Company must be addressed to its principal office. The address of a Member or the Company to which notices or other communications are to be mailed may be changed from time to time the Company's giving Mem
to the other Members and the Company. All notices and other communications will be deemed to be given at the expiration of three days after the date of mailing.

11.4 Litigation Expense. If any legal proceeding is commenced for the purpose of interpreting or enforcing any provision of this agreement, including any proceeding in the United States Bankruptcy Court, the prevailing party in such proceeding will be entitled to recover a reasonable attorney's fee in such proceeding, or any appeal thereof, to be set by the court

without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law.

11.5 **Additional Documents.** Each Member must execute such additional documents and take such actions as are reasonably requested by the other Members in order to complete or confirm the transactions contemplated by this agreement.

11.6 **Counterparts.** This agreement may be executed in two or more counterparts, which together will constitute one agreement.

11.7 **Governing Law.** This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington, including the Washington Limited Liability Company Act (RCW 25.15), without regard to its conflicts of laws principles.

11.8 **Severability.** If any provision of this agreement is invalid or unenforceable, it will not affect the remaining provisions.

11.9 **Third-Party Beneficiaries.** The provisions of this agreement are intended solely for the benefit of the Members and create no rights or obligations enforceable by any third party, including creditors of the Company, except as otherwise provided by applicable law.

Authority. Each individual executing this agreement on behalf of a corporation or other entity warrants that he or she is authorized to do so and that this agreement constitutes a legally binding obligation of the corporation or other entity that the individual represents.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company:

Curated Land, LLC

DocuSigned by:
youri benoiston
93B6109683B241B

By:________________________________ Name:

Title:

Managing Member:

Youri Benoiston

DocuSigned by:

By: youri benoiston ______________ Name:

93B6109683B241B...

Title:

Schedule A: MEMBER'S SCHEDULE

Name	Capital Contribution	Address	Common Units	Series CF Preferred Units
Youri Benoiston	1. Cash: $45000 2. Real Estate land valued at: $225,000.00 3. Real Estate Improvement valued at: $675,000.00	Bellingham Street, Washington	1000000	None.

EXHIBIT E: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

The following summarizes some of the U.S. Federal income tax consequences of acquiring Series CF Preferred Units. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Series CF Preferred Units, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

Both the Company and the Project Entity will be treated as partnerships for Federal income tax purposes. If the Company or the Project Entity were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Members

Because they will be treated as partnerships, neither the Company nor the Project Entity will be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the income, gains, losses, deductions and credits for the taxable year from the Project, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the Project LLC Agreement and the Company LLC Agreement.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
  - The owner's share of 20% of the wages paid by the partnership; plus
  - The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Project Entity does not expect to pay wages, but it will own depreciable assets. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company

allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the losses from the Project, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Project against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Series CF Preferred Units. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Series CF Preferred Units). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of taxable and tax-exempt income; and his, her, or its share of certain liabilities. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of losses and deductions; and any decrease in his, her, or its share of liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of losses to the extent the losses exceed the amount the Investor is considered to have at risk. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e*., the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these

rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company and the Project Entity will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase an Series CF Preferred Unit and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company or the Project Entity borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company or Project Entity repays loans or an Investor disposes of his, her, or its Series CF Preferred Units) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Project will be allocated among all the owners of the Company and the Project Entity in the manner described in the Company LLC Agreement and the Project LLC Agreement.

In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each owner is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the owners.

Sale or Exchange of the Series CF Preferred Units

In general, the sale of Series CF Preferred Units by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Series CF Preferred Unit, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers a Series CF Preferred Units at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of a Series CF Preferred Unit will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Series CF Preferred Unit. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Series CF Preferred Unit against the amount considered to be realized as a result of the gift (*i.e*., the Company's debt).

Transfer of a Series CF Preferred Unit by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his Series CF Preferred Unit. The deceased Investor's transferee will get a basis in the Series CF Preferred Unit equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and

marketable securities he, she, or it receives exceeds his, her, or its basis in the Series CF Preferred Unit. Any such gain generally will be considered as gain from the sale of the Series CF Preferred Units.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

Both the Company and the Project Entity will report income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of a Series CF Preferred Unit or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of a Series CF Preferred Unit. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company

items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT F: FINANCIAL STATEMENTS

UNAUDITED FINANCIAL REPORT

CURATED LAND, LLC.

Period from March 5, 2021 to July 31, 2024

CURATED LAND, LLC.

Unaudited Financial Report
Period from March 5, 2021 to July 31, 2024

CONTENTS

	Page
Accountant's Report	1
Unaudited Financial Statements:	
Balance Sheet	Appendix A
Statements of Income	Appendix B
Statements of Cash Flows	Appendix C
Notes to Financial Statements	2 - 3

JUN WANG, CPA

138-37 Jewel Ave, APT 2C
Flushing, NY 11367
Tel (917) 775-8573
Fax (800)887-4388
Email junwang1999@gmail.com

Independent Accountant's Review Report

The Board of Directors

I have reviewed the accompanying unaudited financial statements of CURATED LAND, LLC, which are comprised of its balance sheets as of July 31, 2024, and the related statements of earnings, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion. This review report is issued in connection with the Company's effort for crowdfunding.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review in accordance with Statements on Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whet her I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of our procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statement in order, for them, to be in accordance with accounting principles generally accepted in the United States of America.

September 20, 2024

Jun Wang, CPA

CURATED LAND, LLC.
NOTES TO FINANCIAL STATEMENTS FOR PERIOD FRPOM MARCH 5. 2021 TO JULY 31 2024

NOTE 1 – ORGANIZATION AND ENTITY INFORMATION:

Curated Land, LLC. was organized on March 5, 2021 in State of Washington. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. Management has evaluated subsequent events through September 20, 2024, the date on which the financial statements were available to be issued.

Nature of Business

Curated Land, LLC holds land located at 10257 Old Mt. Baker Hwy, Glacier, WA. The Company intends to improve and develop this land in the foreseeable future.

Revenue Recognition

The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted account principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are composed of demand deposits and money market funds. The Company considers as cash equivalents all liquid investments with an original maturity of three months or less.

NOTE 2 – LAND PURCHASED

In March 2021, the company purchased the commercial real estate (“Land”) located at 10257 Old Mt. Baker Hwy, Glacier, WA 98244 for the price of $225,000. Since the time of the initial purchase, the market value of the Land has substantially appreciated based on the use of estimates.

NOTE 3 – AFFILIATED ENTITY INFORMATION

Curated Mountain LLC is an affiliated entity registered with the State of Washington with the following information:

UBI Number: 604 615 392
Registered Agent Name: Youri Benoiston
Street Address: 2609 Monroe Street, Bellingham, WA 98225